UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM

6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13A-16
OR
15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2023
Commission File Number:
001-35617
Sandstorm Gold Ltd.
(Translation of registrant’s name into
English)
Suite 1400 - 400 Burrard Street
Vancouver, British Columbia
V6C 3A6 Canada
(Address of principal executive
offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F
or Form
40-F.
Form
20-F  ☐                Form
40-F  ☒

Incorporation By Reference
Exhibits 99.1 (Annual Report for the year ended December 31, 2022, which includes Management’s Discussion and Analysis for the fiscal year ended December 31, 2022 and Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2022) to this Report on Form
6-K
is hereby incorporated by reference into this report and is hereby incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form
F-10
(File
No. 333-267554),
as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1
Annual Report for the year ended December 31, 2022, which includes Management’s Discussion and Analysis for the fiscal year ended December 31, 2022 and Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2022

99.1	Printer Friendly Copy
99.2	Consent of PricewaterhouseCoopers LLP
101	Interactive Data Files (formatted as Inline XBRL)
104	Cover Page Interactive Data file (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: February 21, 2023	By:	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer